April 8, 2008
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 7010
Washington, D.C. 20549-7010

Attn:	Melissa Duru

Re:	Pioneer Southwest Energy Partners L.P. Registration Statement on Form S-1 Filed March 31, 2008 File No. 333-144868
Dear Ms. Duru:
     On March 31, 2008, Pioneer Southwest Energy Partners L.P. (the “Partnership”) filed Amendment No. 6 to its Form S-1 initially filed on July 26, 2007, File No. 333-144868 (the “Registration Statement”). The Partnership has become aware of four additional changes to the Registration Statement, which it respectfully submits via this letter for your review. The Partnership believes that the changes presented below are not material to investors and therefore do not require the filing of an additional pre-effective amendment to the Registration Statement, other than a Part II exhibit only pre-effective amendment (see changes 3 and 4 below). The below changes will be included in a prospectus filed under Rule 424(b) of the Securities Act of 1933, assuming a pre-effective amendment is not required for other reasons.
Change 1:
     On pages 1, 61, 79 and 82 of the prospectus, the Partnership discloses that, according to the Energy Information Administration, the Spraberry field is the seventh largest oil field in the United States. Pursuant to the request of the Staff in its comment letter dated August 23, 2007, the Partnership supplementally provided objective, verifiable support for this statement to the Staff on September 13, 2007 in the form of the U.S. Crude Oil, Natural Gas, and Natural Gas Liquids Reserves 2005 Annual Report of the Energy Information Administration of the U.S. Department of Energy. This report was recently reissued with information from 2006, and according to the updated report of the Energy Information Administration, the Spraberry field is now the fifth largest oil field in the United States.
     Attached hereto as Exhibit A is the U.S. Crude Oil, Natural Gas, and Natural Gas Liquids Reserves 2006 Annual Report of the Energy Information Administration of the U.S. Department of Energy, which includes the data on page B-3 that we relied upon to substantiate the revised disclosure concerning the Spraberry field. The report is publicly available at no charge at the url:
http://www.eia.doe.gov/pub/oil_gas/natural_gas/data_publications/crude_oil_natural_gas_reserves /current/pdf/appb.pdf

     In light of the updated report, the Partnership proposes to change the word “seventh” to “fifth” on pages 1, 61, 79 and 82 of the prospectus.
Change 2:
     The Partnership intends to make certain technical changes to the form of its Partnership Agreement, included in the prospectus as Appendix A, to increase the conformity of the technical capital account and tax provisions of the Partnership Agreement with the operations and methods of the tax accounting system employed by all publicly traded partnerships and the applicable Treasury Regulations. These changes do not alter the substantive economic terms of the relationships between the partners. In fact, we anticipate that the Partnership’s capital account and tax accounting would have been performed in accordance with these changes even in the absence of formally making these changes. Accordingly, the changes are not material and no changes to the disclosure in the prospectus will be required.
     Attached hereto as Exhibit B are the changed pages from Appendix A to the prospectus reflecting the changes the Partnership proposes to make to the form of Partnership Agreement.
Change 3:
     On page 25 of the prospectus, under the risk factor heading “A substantial amount of our production is purchased by three companies. If these companies reduce the amount of our production that they purchase, our revenue and cash available for distribution will decline to the extent that substitute purchasers negotiate terms that are less favorable than the terms of the current marketing agreement,” the Partnership discloses its marketing agreement with ONEOK and describes the term of that agreement as month to month.
     On April 8, 2008, the Partnership executed an amendment to its natural gas liquids purchase agreement with ONEOK. This amendment is attached hereto as Exhibit C. Pursuant to the amended agreement with ONEOK, the term of the agreement is no longer month to month and the agreement is now effective until February 28, 2009. Additionally, the amendment provides for an adjustment to base and adjusted base fractionation fees. If all of the Partnership’s natural gas liquids were to be purchased under this amended agreement, it would result in a reduction in revenues to the Partnership of approximately $200,000 on an annual basis, which amount is immaterial to the Partnership.
     The Partnership proposes to file the amended agreement on a Part II exhibit only pre-effective amendment. Because the Partnership believes that the change in the term of the contract is not material to investors, the Partnership proposes to change the disclosure regarding the agreement’s term in the 424(b) final prospectus.
Change 4:
     The Second Amendment to the Partnership’s Credit Agreement is currently filed as Exhibit 10.13 to the Registration Statement. The Second Amendment provides that the Partnership’s initial public offering must close by April 15, 2008. The Partnership intends to enter into a Third Amendment to its Credit Agreement within the next week. The only change made by the proposed Third Amendment would be (i) to extend the date by which the Partnership’s initial public offering must close to June 20, 2008 and (ii) to increase in a nonmaterial amount certain commitment fees payable to the lenders prior to the closing date of the initial public offering. The Third Amendment to its Credit Agreement has no effect on the current disclosure in the prospectus.
     The Partnership proposes to file the Third Amendment to its Credit Agreement on the same Part II exhibit only pre-effective amendment as the amended marketing agreement discussed above.
     Please direct any questions or comments regarding the foregoing to the undersigned or to our counsel at Vinson & Elkins LLP, Michael Wortley at (214) 220-7732.

Respectfully submitted,

PIONEER SOUTHWEST ENERGY PARTNERS L.P.

By: Pioneer Natural Resources GP LLC,
its general partner

By:	/s/ Richard P. Dealy
Richard P. Dealy
Executive Vice President, Chief
Financial Officer, Treasurer and Director
Enclosures